

Prospectus Addendum to
the accompanying Prospectus dated September 28, 2012

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-184193

Deutsche Bank AG

GLOBAL NOTES, SERIES A

WARRANTS

Deutsche Bank AG and its affiliates may use this prospectus addendum and the accompanying prospectus dated September 28, 2012 in connection with market-making transactions of notes and warrants that were originally issued under a similar prospectus with a date earlier than September 28, 2012. We refer below to each such earlier prospectus as an "earlier prospectus."

When this prospectus addendum and the accompanying prospectus dated September 28, 2012 are used in connection with a market-making transaction, you should note that the accompanying prospectus dated September 28, 2012 supersedes each earlier prospectus as the operative prospectus for the offer and sale of such notes or warrants. When you read the pricing supplement and any related product supplement, underlying supplement or prospectus supplement that describe the specific terms of the offered notes or warrants, please note that all references in such offering documents to an earlier prospectus should also be read as referring to the accompanying prospectus dated September 28, 2012.

You should read the terms of the relevant pricing supplement and any relevant product supplement, underlying supplement or prospectus supplement that describe the specific terms of the offered notes or warrants together with the accompanying prospectus dated September 28, 2012.

The offered notes and warrants are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

DEUTSCHE BANK AG

September 28, 2012